BRAND LICENSE AGREEMENT

THIS **BRAND LICENSE AGREEMENT** (this "Agreement") is entered into effective as of February 23, 2018 (the "Effective Date"), by and between HOPE Collaborators, LLC ("HOPE") a Texas Limited Liability Company (LLC), or its assigns (HOPE or assigns is also referred to herein as "Licensee") and RFC W, LLC ("RFCW") a Tennessee Limited Liability Company (LCC), or its assigns (RFCW or assigns is also referred to as "Licensor") and seeks to replace in full and cancel the Memorandum of Agreement signed between HOPE and RFCW on or about August 25, 2017.

Recitals

Whereas, Licensor has irrevocably assigned to MinMax Spaces, a Wyoming Corporation (herein "MMS") its worldwide right to sell certain technologies commonly referred to as Fast Operating Building Systems (FOBS) as granted by SSL-9, Inc., a Nevada Corporation, and to enter into Brand License Agreements (for the Brands: EcoVilliageUSA, EcoVille, and MinMax Spaces – individually and collectively referred to herein as the "Brand"), AND

Whereas, Licensee seeks to purchase the rights to represent the Brand from Licensor for the State of Texas (herein the "Territory"), AND

Whereas, Licensor and Licensee agree as follows to the Operative Terms:

Operative Terms

For good and valuable consideration in the amount of $100,000 USD paid by Licensee to Licensor or its designee, the receipt and sufficiency of which are hereby acknowledged by the parties. Nothing in this Agreement constitutes an offer to franchise, rather only a license to use a Brand within a Territory.

1.   **GRANT.**

A. Licensor grants to Licensee during the Term of this Agreement a non-exclusive license to use and sell the Brand, including, without limitation, the Marks and Licensor's proprietary systems in connection with Licensee's business only. Such license may not be assigned, pledged, encumbered or otherwise transferred by Licensee, voluntarily or involuntarily, by operation of law or otherwise, without Licensor's prior written consent, and any attempt to do so will immediately void the license granted under this Agreement.

B. Licensor does not grant to Licensee, and nothing in this Agreement shall be construed as granting to Licensee, the right to license, sublicense or authorize others to use the Brand unless approved by Licensor which shall not unreasonably withheld.

C. During the Term of this Agreement, Licensor shall have the sole and absolute right to grant other non-exclusive licenses of some or all the Brand to other entities not affiliated with Licensee in any jurisdiction, outside the Territory without Licensee recourse. Licensor may sell within the Territory and pay Licensee as they might agree a commission from such sales. Licensor approved sales by Licensee outside the Territory shall pay the License Fee specified in 1.D below.

D. That Licensee will agree to a "License Fee" of cost of goods (COG) from Licensor plus fifteen percent (COG +15%) and/or 15% of the gross rent collected by Licensee from the rent of Licensee-owned MMS units which were purchased at Licnensor's COG in any Project, and/or 15% of the Home Owner's

Association (HOA) fees collected by Licensee whichever individually or collectively apply. The License Fee shall be paid not later than the 10th of each month for the previous month's sales or receipts.

E. Licensee shall ensure that Licensee shall take no action which shall affect the value of the Brand of Licensor. Should Licensor deem such action has taken place, Licensee shall have sixty (60) days to cure. Licensee's failure to cure shall immediately terminate this Agreement and forfeit Licensee's payment under 1.F, if not already paid. If 1.F has been paid, Licensee will pay Licensor $100,000 as liquidated damages for failure to cure and the Agreement shall terminate. Nothing herein shall change the License Fee between Licensor and Licensee in perpetuity. Further, Licensee acknowledges and agrees that Licensee will not at any time do, or cause to be done, any act or thing contesting or in any way impairing or intending to impair the validity of or Licensor's right, title and interest in the Brand.

F. When Licensor shall complete a Reg A+ funding, Licensor shall provide Licensee $200,000 from the net proceeds of the Reg A+ funding as a condition precedent of this Agreement within 30 days. Nothing shall be due from Licensor to Licensee under this term for and until the Reg A+ funding is complete. Licensee may negotiate conversion of monies to be paid from Reg A+ for shares in Licensor at the then agreed terms.

G. Licensee shall not make or use any modification to any of the Brand without the prior express written approval of Licensor, which approval may be granted or denied at Licensor's discretion.

H. All services and products, if any, sold by Licensee shall comply with the terms and conditions of this Agreement.

2.   **OWNERSHIP.**

A. Licensee acknowledges and agrees that the Brand including, without limitation, the Marks and the goodwill associated with the Brand, is the exclusive property of Licensor and can be used only with Licensor's prior written license or consent.

B. Licensee will not register or apply to register, in any country, state or other jurisdiction, any part or component of the Brand, including, without limitation: (1) the Marks, either alone or in combination with any other words or designs; or (2) the copyrights in any materials containing the Brand.

C. Licensee will not in any manner represent that it owns the Brand or any part or component of the Brand, and Licensee hereby acknowledges that the use of the Brand by Licensee shall not create any right, title, or interest in or to the Brand in favor of Licensee, but that all use by Licensee of the Brand shall inure to the sole benefit of Licensor. If Licensee uses any part or component of the Brand on any expansion of in violation of this Agreement, Licensee shall execute and deliver to Licensor an assignment of all rights, if any, that Licensee might have in the Brand with respect to such expansion of the Licensee's services together with the goodwill associated with the Brand for such expansion of the services.

D. Licensee further acknowledges that as a licensee of the Brand, Licensee will receive confidential information with respect to and benefit from the proprietary management systems and other trade secrets developed by Licensor or one or more of its Affiliates. Accordingly, Licensee further acknowledges and agrees that the proprietary management systems and other trade secrets disclosed by Licensor are the sole and exclusive property of Licensor and its Affiliates, and upon the termination of this Agreement

Licensee shall have no interest in or right to use any of said proprietary management systems and other trade secrets or any of the other Brands.

3. **TERM AND TERMINATION**.

A. Unless earlier terminated in accordance with the terms of this Section 3, the initial term of this Agreement shall commence on the Effective Date and continue until February 28, 2028 (the "Initial Term"). Thereafter, this Agreement shall automatically renew for consecutive periods of one (1) year each after the expiration of the Initial Term (each, a "Renewal Term" and collectively, the "Renewal Terms"; the Initial Term together with any Renewal Terms being called the "Term") unless either party hereto gives the other party written notice of termination at least ninety (90) days prior to the end of the current Term. Termination of the Agreement does not relieve Licensee of any License Fee accrued or pending based on a transaction occurring before Termination.

B. Either party may terminate this Agreement upon giving written notice to the other party in the event that the other party:

(1) Becomes insolvent, makes a general assignment for the benefit of its creditors, or if a voluntary or involuntary petition under the federal Bankruptcy Act is executed regarding the other party; or

(2) Is in breach of or in default under this Agreement and, except as otherwise provided in Sections 4.B and 4.C below, such breach or default has continued for a period of forty-five (45) days after the terminating party gives written notice specifying such breach or default to the other party.

C. Notwithstanding Section 3.B above, Licensor may terminate this Agreement upon ninety (90) days prior written notice to Licensee in the event that any of the following events occur:

(1) a merger, consolidation or reorganization of Licensee with one or more other corporations, partnerships, trusts, or other organizations or entities (individually, an "Entity" and collectively, "Entities") in which Licensee is not the surviving Entity (other than a merger, consolidation or reorganization of Licensee effective for the sole purpose of changing the jurisdiction of its organization, which shall not be grounds for terminating this Agreement);

(2) a sale of all or substantially all of the assets of Licensee to one or more individuals or Entities who are not an Affiliate of Licensee;

(3) the termination, dissolution or liquidation of Licensee; or

(4) the acquisition by any individual or Entity (or group of related or affiliated individuals and/or Entities) of direct or indirect beneficial ownership of Licensee's shares representing fifty percent (50%) or more of the voting power of Licensee.

D. A termination of this Agreement shall not excuse any failure to perform or breach of this Agreement by Licensee, and Licensor shall be entitled to all remedies under this Agreement and at law or equity with respect to such failure or breach.

4. **BREACH BY LICENSEE AND REMEDIES**.

A. If Licensor in good faith determines that Licensee has failed to comply with any terms and conditions of this Agreement, Licensor shall give Licensee written notice of such failure and demand that Licensee, within sixty (60) days after the giving of such notice and demand, correct the failure or cause the failure to be corrected and submit evidence of such correction satisfactory to Licensor in its reasonable discretion.

B. In the event that within the applicable period after Licensor has given the written notice and demand described in Section 4.A., Licensee has not corrected such failure or caused such failure to be corrected and submitted evidence of such correction to Licensor, Licensor may take any of the following actions in its sole and absolute discretion:

(1)   enforce the remedies for such failure as outlined in this Agreement;

(2)   demand and enforce correction or revision of materials which include the Brand that are not in compliance with this Agreement;

(3)   at Licensee's expense, initiate a third-party audit, which Licensee irrevocably grants herein, of the operations of Licensee to ensure compliance with the License Fee and the other terms of this Agreement; or

(4)   terminate this Agreement upon written notice to Licensee.

5.   **INSURANCE; INDEMNITY.**

A. Except to the extent, if any, otherwise expressly provided in this Agreement, Licensor assumes no liability to Licensee or to third parties with respect to products and services advertised and sold by Licensee under or using the Brand.

B. During the term of this Agreement Licensee shall maintain in full force and effect all commercially reasonable necessary liability insurance coverage for itself and Licensor. Upon the written request of Licensor, Licensee shall furnish Licensor with a certificate or certificates of insurance evidencing such coverage. Licensee shall notify Licensor in advance of any termination, cancellation, non-renewal or material modification of any such insurance coverage.

C. Licensee agrees to indemnify and hold Licensor, its Affiliates, and Advisors harmless from any and all damages, losses, costs, and liabilities (including, without limitation, legal fees and the cost of enforcing this indemnity, whether prior to, during or after trial, on appeal or in bankruptcy proceedings) which it or they may suffer or incur, that have arisen out of, resulted from or are connected to: (1) any claims, actions, or lawsuits by third parties against Licensor, its Affiliates, or Advisors by Licensee to the extent not directly attributable to any fault of Licensor, its Affiliates, or Advisors; (2) any disclosure or use of Confidential Information by Licensee or any of Licensee's Representatives that is not permitted under the terms of Section 7 of this Agreement; or (3) a breach of or other failure by Licensee to comply with any of the terms or conditions of this Agreement.

6.   **INFRINGEMENT.**

A. Licensee shall promptly notify Licensor of any conflicting use or infringement of any of the Brand of which Licensee may become aware and will cooperate with Licensor in every reasonable way to prosecute all acts or conduct that Licensor may deem necessary or advisable to protect the validity and exclusivity of Licensor's rights in the Brand. Licensee will not take action independently of Licensor to prosecute any such acts or conduct without obtaining the prior, express, written approval of Licensor.

B. In the event that an unauthorized third-party uses the Brand, or any portion thereof, and such use is brought to Licensor's attention by Licensee, Licensor will take steps to abate such use at Licensor's expense if Licensor, after investigation and evaluation of such unauthorized use, concludes in its sole discretion that such use constitutes an infringement of its rights to the Brand and that there is a reasonable probability of success in taking action to abate such infringement.

7.   **CONFIDENTIALITY**.

A. For purposes of this Agreement: (1) "Confidential Information" means Licensor's proprietary management systems and all trade secrets or other confidential or proprietary information, financial or otherwise, about the business, affairs, and assets of Licensor or its Affiliates whether or not any such documents, information, or materials are marked "confidential" or "proprietary"; (2) "Affiliate" means any entity that controls, is controlled by, or is under common control with another person or entity; (3) the term "control", including the terms "controlling", "controlled by" and "under common control with", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether though the ownership of voting shares, by contract, or otherwise; and (4) "Representative" means the employees, contractors, agents, directors, officers, legal counsel, accountants and advisors of a party.

B. Licensee shall not disclose or use any Confidential Information which is furnished, or to be furnished, to any of them by Licensor, its Affiliates or any of their Representatives at any time or in any manner other than as permitted by this Agreement.

C. Notwithstanding the prohibition in Section 7.B., Licensee shall be entitled to disclose Confidential Information: (1) to its Representatives to the extent necessary to permit Licensee, to conduct Licensee's Business; (2) to the extent such information becomes lawfully part of the public domain or is obtained by Licensee or any of its Representatives from a third-party other than in violation of this Agreement or any agreement with Licensor or its Affiliates; or (3) as compelled or required by a valid subpoena or other legal mandate; provided, however, in the event that Licensee, or its Representatives receives such a subpoena or other legal mandate, it shall provide Licensor with prompt written notice of same as far in advance as practicable of the date such party is required to make such disclosure so that Licensor or any of its Affiliates may seek an appropriate protective order for the Confidential Information or waive compliance with the provisions of Section 7.B. However, if in the absence of a protective order or the receipt of a waiver hereunder, Licensee, or any of their Representatives is nonetheless, in the written opinion of Licensee's legal counsel, so compelled to disclose the Confidential Information, such entity or Representative may disclose only that portion of the Confidential Information that is, based on the written advice of its legal counsel, legally required to be disclosed.

D. Upon a termination of this Agreement for whatever reason, Licensee shall promptly return, in the manner directed by Licensor, all of the Confidential Information that has been furnished to Licensee; Licensee shall promptly destroy copies of all documents or materials in the possession or control of Licensee, or their Representatives that contain Confidential Information or portions of Confidential Information, in whatever form or medium such copies or portions are contained, whether tangible, electronic, or otherwise; and Licensee shall timely furnish to Licensor a written certificate to the reasonable satisfaction of Licensor certifying that such destruction has taken place.

8.   **DISPUTE RESOLUTION**.

A. In the event of any dispute or claim between Licensor and Licensee under this Agreement, the procedures set forth in this Section 8 shall govern. The claimant shall give to the other party written notice of such dispute and reasonable details of such dispute to the extent known by the claimant.

B. Within ten (10) days after notice of such dispute is given to the other party, a Representative of each party shall meet in an effort to resolve the dispute.

C. In the event that the Representatives of the parties are unable to resolve the dispute at such meeting, then within fifteen (15) days after such meeting, the chief executive officers of each of the parties shall meet in person or speak with each other by telephone in an effort to resolve the dispute.

D. In the event that the dispute is not resolved under the procedure set forth above, either party may commence arbitration proceedings pursuant to Section 9. The procedures of this Section 8 must be followed as a condition precedent to the commencement of arbitration proceedings with respect to such dispute; provided, however, that equitable relief may be sought at any time whether or not the dispute resolution procedures of this Section 8 have been followed.

9.   **ARBITRATION**.

Except as provided in this Agreement, regarding equitable relief, all disputes between the parties or any claims concerning the performance, breach, construction or interpretation of this Agreement, or in any manner arising out of this Agreement, shall, following the failure to resolve such dispute or claim pursuant to Section 8 above, be submitted to binding arbitration in accordance with the Commercial Arbitration Rules, as amended from time to time, of the American Arbitration Association (the "AAA").

10.   **GENERAL PROVISIONS**.

A. This Agreement and all questions of interpretation, construction and enforcement hereof, and all controversies hereunder shall be governed by the laws of the State of Wyoming without regard to conflicts of interests' rules or principles that could result in the application of the laws of any other jurisdiction.

B. No waiver of any provision or any default by any party shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver by any party shall be binding unless executed in writing by such party.

C. All notices, consents and other communications under this Agreement must be given by email; hand delivery; United States certified mail, return receipt requested, postage prepaid; or by an overnight commercial courier service, addressed as follows:

If to Licensor:

MinMax Spaces
Attention: Michael Reppe, President
email: Mike@minmaxspaces.com

P.O.Box 386
Friendsville, TN 37737
Phone: 866.646.5230

If to Licensee:

HOPE Collaborators, LLC
Attn: Steve Chelette, Managing Member
email: Steve@homecharters.com
Street: 4306 Winchester Court
City, State, Zip: Grand Prairie, TX 75052
Phone: (423) 544-9037

D. This Agreement constitute the entire agreement between the parties pertaining to this subject matter and supersedes all prior and contemporaneous agreements, representations and understandings of the parties. No supplement, modification or amendment to this Agreement shall be binding unless executed in writing by all of the parties.

E. In the event any term or provision of this Agreement shall be held illegal, unenforceable or inoperative as a matter of law, the remaining terms and conditions of this Agreement shall remain in full force and effect if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

F. Time is of the essence of this Agreement.

G. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.

H. In the event of any conflict between the terms of this Agreement and any conflict of laws, this Agreement shall control as to jurisdiction.

I. Licensee shall not assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of Licensor, which consent may be granted or withheld in the sole and exclusive discretion of Licensor. This Agreement shall be binding on the parties to this Agreement and their successors and permitted assigns.

J. The captions used in this Agreement are intended solely for reference and shall not be used to interpret any of the terms or conditions of this Agreement.

K. Notwithstanding any other provision of this Agreement, the parties hereto agree that no trustee or shareholder of Licensee or Licensor shall be personally liable for any debts, liabilities, obligations, or expenses incurred by, or contracted for, Licensee or Licensor under this Agreement.


The Balance of this Page is Intentionally Blank
Signatures Are On The Following Page


IN WITNESS WHEREOF, the parties have executed and delivered this Agreement effective as of the date first written above.

If to Licensor:

MinMax Spaces
Attention: Michael Reppe, President
email: Mike@minmaxspaces.com

If to Licensee:

HOPE Collaborators, LLC
Attn: Steve Chelette, Managing Member
email: Steve@homecharters.com